Grupa Hotelowa

Warsaw, 2007-04-27

07023536

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 14 2007
WASH, D.C.
185

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 7/2007.
Best regards

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Krzysztof Gerula

Vice-President

Current report no 7/2007

In connection with § 29.3 of the Stock Exchange Rules, the Management Board of Orbis S.A. hereby publishes up-to-date statement concerning compliance with the principles of corporate governance by the Company and informs at the same time that no changes have taken place as regards the content of this statement since its last publication.

	PRINCIPLE	YES/ NO	ORBIS S.A. COMMENTS
	GENERAL PRINCIPLES		
I	Objective of the Company The main objective of a company's authorities is to further the company's interests, i.e. to increase the value of the assets entrusted to them by the shareholders, taking into consideration the rights and interests of entities other than the shareholders that are involved in the functioning of the company, especially the company's creditors and employees	**YES**	
II	Majority Rule and Protection of the Minority A joint-stock company is a capital venture, therefore it must respect the principle of capital majority rule and the primacy of majority over minority. A shareholder who contributes more capital also bears a greater economic risk. It is, therefore, justified that his interests be considered in proportion to the capital he contributes. The minority must have a guarantee that their rights will be properly protected within the limits set by the law and commercial integrity. When	**YES**	*The Orbis S.A. Supervisory Board is composed of ten members: seven representatives of shareholders elected by the General Meeting of Shareholders and three employees of the Company elected on the basis of the Act of August 30, 1996, on Commercialization and Privatization as well as by virtue of the Company's Statutes adopted in consequence of the said Act. No majority shareholder can be distinguished in the Company's shareholding structure. Orbis S.A. also adheres to*

	exercising his rights, a majority shareholder should take into account the interests of the minority		*the principle of proportionality of profits and losses.*
III	Honest Intentions and No-Abuse of Rights The exercising of rights and reliance on legal institutions should be based on honest intentions (good faith) and cannot go beyond the purpose and economic reasons for which these institutions are established. No actions should be taken which, by exceeding the limits set, constitute an abuse of the law. The minority should be protected against any abuse of ownership rights by the majority and the interests of the majority should be protected against any abuse by the minority of its rights, thus ensuring the best possible protection of the equitable interests of the shareholders and other market participants.	**YES**	*The Company agrees with the wording of the thesis put forward in the Principle No III. However, the Company points out that the Principle No III may be interpreted as referring to the so-called concept of good law and assuming that the purpose and economic reasons of particular legal norms do not raise any doubts, from the point of view of their wording, and are reasonable. In the law-making practice, this postulate is not always adhered to and, consequently, impartial determination of framework, referred to in the Principle No III, is made more difficult.*
IV	Court Control The company's authorities and persons chairing the general meeting cannot decide on issues which should be resolved by a court judgment. This does not apply to activities which the company's authorities and persons chairing general meetings are authorized or obliged to undertake by force of law.	**YES**	*The Company declares compliance with the Principle No IV but is of the opinion that its wording may raise doubts as to the sphere of activities of the Company's governing bodies to which this Principle pertains. The Company assumes that the Principle No IV applies to the sphere of activities related directly to the organization and course of general meetings but this, however, has not been specified in the wording of that Principle.*
V	Independent Opinions Ordered by the Company When choosing an entity to provide expert services, particularly an auditor, financial and tax advisors or legal advisors, the company should examine whether there are any circumstances that would limit the entity's independence when performing the tasks entrusted.	**YES**	*The principles applied by the Company for the purpose of selecting an entity which is to provide expert services require specifically that these services are to be provided by entities having adequate professional skills that guarantee a qualified level of service in accordance with their best knowledge. Moreover, when selecting a licensed auditor and an auditor for special affairs, the Company complies with respective principles of corporate governance laid down in the detailed section of the "Best Practices in Public Companies 2005". The above procedure of action is applied also for the purpose of ensuring that expert services are provided in accordance with the binding provisions of*

			the law that apply to the given category of experts and regulate inter alia their professional liability, and in line with the principles of professional ethics. Opinions or other services performed by an expert in keeping with these conditions are regarded by the Company as services meting the criteria of independence, i.e. performed in a professional and unbiased manner, with no conflict of interest on the part of the entity that provides the services. *However, the Company would like to point out that the interpretation of the Principle V might suggest that independence of opinion or independence of action by entity providing expert services should be evaluated only by applying formal criteria, such as for instance no formal connections with specific entities, correspondingly to the Principle No 20 (independent supervisory board members) or compliance with principles governing replacement of an expert, as in the Principle No 42 (independent opinion of a licensed auditor). Such interpretation of Principle V seems unfounded. However, in the opinion of the Company, the content of the Principle V might be interpreted too widely and it is desirable to suggest considering a change of Principle V by way of adding a more precise definition of what is to be understood as independence of opinions commissioned by the Company or independence of the entity that provides expert services.*
BEST PRACTICES OF GENERAL MEETINGS			

1	A general meeting should take place in a location and at a time that allows the participation of as many shareholders as possible.	**YES**	*In adopting resolution on convening a general meeting, the Management Board of the Company is guided, first and foremost, by the provisions of the law and the Company's Statutes. The location and the time of a general meeting are determined by the Management Board in a reasonable manner, with account being taken of the hitherto practice in that respect, in particular shareholders' attendance as well as taking into account the postulate to ensure participation of members of the Management Board, the Supervisory Board and a licensed auditor at a general meeting. However, the Company points out that the wording of the Principle No 1 is hardly specified which leaves room for subjective assessment of compliance therewith.*
2	A request made by parties entitled to do so for a general meeting to be convened and for certain issues to be put on its agenda should be justified. Draft resolutions proposed for adoption by the general meeting and other key documents should be presented to the shareholders together with justification and a supervisory board opinion before the general meeting to allow them time to review and evaluate the same.	**YES**	*The Company points out that the requirement to comply with the Principle No 2 as regards the obligation to justify the request to convene a general meeting does not ensue from the provisions of the law and, therefore, also in the event of absence of such a justification, the Management Board will be obligated to convene a general meeting upon request of a shareholder entitled to do so. In such a case, the Management Board of the Company will, however, request the shareholder making such a request to properly supplement the request and, having obtained the justification, will submit it to the general meeting. These remarks apply also to draft resolutions proposed by the shareholder requesting a general meeting to be convened.*
3	A general meeting convened on the shareholders' request should be held on the date given in the request and, if this date cannot be kept *(i.e. if there exist major*	**YES**	*The Company points out that the Principle No 3 is initially addressed to shareholders of the Company making a request to convene a general meeting, who*

	impediments that prevent the meeting from being held on the requested date), on the nearest date that would allow the general meeting to settle the issues on its agenda.		*should act in good faith and in observance of the principles of corporate governance. Moreover, the Company points out that both a minority and a majority shareholder may avail himself of the above mentioned entitlement. Also, the notion of a major impediment that prevents the meeting to be held on the requested date has not been precisely defined. However, the Company will make every effort to comply with the Principle No 3.*
4	A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened on such a request can only be cancelled with the consent of the requesting parties. In all other instances, a general meeting can be cancelled if its holding is hindered (*force majeure*) or is obviously groundless. A meeting is called off in the same way as it is convened, limiting negative consequences for the company and its shareholders as far as possible and no later than three weeks before the original meeting date. A change in the date of a general meeting is made in the same way as a cancellation, even if the proposed agenda does not change.	**YES**	
5	Before a shareholder's representative can participate in a general meeting, his right to act on the shareholder's behalf should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting conforms with the law and does not require any additional confirmations or acknowledgement unless the company's management board or the chairman of the general meeting has doubts about its authenticity or validity *prima facie* (when drawing up the list of attendance).	**YES**	*Prima facie evaluation of the document, referred to in the Principle No 5, is made by the chairman of the general meeting, who signs the attendance list. The Management Board, as the Company's governing body, does not make such an evaluation that would require the adoption of a relevant resolution. Nor is the Management Board authorized to make such an evaluation.*
6	The general meeting should have regular by-laws setting out in detail the principles on which meetings are conducted and resolutions adopted. The by-laws	**YES**	

	should, in particular, contain provisions on elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent change; it is advisable for any changes to enter into force as of the following general meeting.		
7	The person opening the general meeting should immediately organize the election of the meeting chairman and should refrain from making any substantial or formal decisions.	**YES**	
8	The chairman of the general meeting ensures that the meeting is run efficiently and that the rights and interests of all the shareholders are observed. The chairman should, in particular, counteract any abuse of rights by meeting participants and should guarantee that the rights of minority shareholders are respected. The chairman should not, without good reason, resign from his function or delay signing the meeting minutes.	**YES**	*The Company points out that the use of the expression „good reason" in the wording of the Principle No 8 is not appropriate as it may also suggest reasons depending on the chairman of the general meeting. Such an understanding of the Principle No 8 might be in conflict with the Company's obligations to convey information.*
9	A general meeting should be attended by the members of both the supervisory board and the management board. The auditor should also be present at an annual general meeting and an extraordinary general meeting if the company's financial matters are to be discussed. The absence of a supervisory or management board member from the general meeting requires an explanation, which should be given at the meeting.	**NO**	*The new wording of the Principle No 9 is too far-reaching as compared to the hitherto practice of the Company and requirements set forth by the Stock Exchange (according to the current interpretation of this principle, its aim is to ensure providing information to shareholders by selected persons, but it does not require presence of all the members of the Company's governing bodies). Citing an excuse for each and every absence of a Management Board member or a Supervisory Board member at a General Meeting is hardly practical and may disorganize the session of the General Meeting. One may infer that there would always be circumstances that would prevent the presence of a member of the Company's governing bodies at a General Meeting. Hence, compliance with the Principle No 9 in the wording derived from the "Best Practices 2005" implies the need to set up precise*

			mechanisms of providing excuses for the absence of members of the Company's governing bodies and incorporating such mechanisms into internal regulations of the Company. It must be kept in mind that, regardless of the applied mechanism, enforcement of duties arising out of the content of the Principle No 9 may encounter difficulties since, as mentioned above, attendance at a General Meeting of Shareholders is, according to the Polish Commercial Companies and Partnerships' Code, a right rather than a duty of a member of the Company's governing bodies.
10	Supervisory and management board members and the company's auditor should, within their powers and to the extent needed to settle issues discussed at the general meeting, provide meeting participants with explanations and information about the company.	**YES**	
11	All answers provided by the management board to questions posed by the general meeting should take into account the fact that a public company carries out its reporting obligations in the way stipulated in the Law on the Public Trading in Securities; certain information cannot be provided in any other way.	**YES**	
12	Short breaks in the session which do not constitute an adjournment and are ordered by the chairman in justified cases cannot be aimed at hindering the exercising by the shareholders of their rights.	**YES**	
13	Voting on administrative issues may only concern issues related to the running of the meeting. Resolutions which may have an impact on the exercising by the shareholders of their rights cannot be voted on in this way.	**NO**	*Provisions of the Polish Commercial Companies and Partnerships' Code do not contain a precise definition of the notion of „procedural matters" (translator's note: "procedural matters" are referred to as "administrative issues" in the wording of the Principle no. 13) and Article 404 allows for the adoption of resolutions on procedural matters even if they were not included on the agenda. However, contents of the Principle No 13 restrict the catalogue*

			of motions on procedural matters that may be submitted in the course of debates of the General Meeting. In the Company's opinion, in practice the emergence of a procedural (formal) matter that may go beyond the substantive scope of the Principle No 13, cannot be excluded. This is one of the reasons why the enumeration of procedural (formal) matters in the General Meeting By-Laws is of exemplary nature.
14	A resolution not to consider an issue on the agenda may be adopted only if it is supported by sound reasons. Any motion in this respect should be accompanied by a detailed justification. A decision to remove an item from the agenda or not to consider an issue put on the agenda at a shareholder's request requires a general meeting resolution, once all the shareholders present who put the issue on the agenda have given their consent, supported by 75% of the votes present at the meeting.	**NO**	*Clauses of the General Meeting By-Laws provide that all the maters placed on the agenda should be discussed at the General Meeting.* *A resolution of the General Meeting of Shareholders not to consider a matter placed on the agenda may be adopted only if it is supported by sound and valid reasons. A relevant motion to this effect should be accompanied by a detailed justification.* *According to the Company, restraint upon the possibility to withdraw an item from the agenda or not to consider a matter placed on the agenda upon request of shareholders is too far-reaching.* *There might be cases when the shareholder's motion to place a given matter on the agenda of a General Meeting is unjustified or the shareholder no longer supports this motion and discarding consideration of this motion is in the interests of the shareholders and of the Company. Therefore, it seems reasonable to leave this issue to be resolved according to general terms set forth in the Polish Commercial Companies and Partnerships' Code. Therefore, for reasons set out above, the Company cannot declare compliance with this part of the Principle No 14 in practice.*
15	Any party objecting to a resolution must be given the opportunity to put forward concise reasons for its objections.	**YES**	

16	As the Code of Commercial Companies does not provide for court control in the event of a resolution not being adopted by the general meeting, the management board or the meeting chairman should form resolutions in such a way that anyone who does not agree with the merits of a decision being the subject of the resolution has the possibility of challenging the same, provided that he is entitled to do so.	**NO**	*The text of resolutions adopted by the General Meeting is decided upon by the Company's shareholders who have the right to submit amendments or present their own draft resolutions in the course of the discussion. In practice, it is difficult to formulate each resolution to be adopted in a manner compliant with the contents of the said principle. There exists a wide category of issues, where the result in the form of a lack of a resolution in case the required majority of votes is not achieved is natural. This can be exemplified by a resolution concerning the dismissal of a member of the Supervisory Board. As a consequence, in certain cases compliance with that principle may lead to a situation where a draft of a resolution distorts the substance of a solution subjected to the General Meeting's decision, exclusively in order to enable the shareholders voting against to challenge the resolution.* *In the Company's opinion, the provisions of the Polish Commercial Companies and Partnerships' Code concerning the challenging of resolutions of the General Meeting are complete and properly protect the interests of shareholders who disagree with the essence of the solution being the subject matter of the resolution.* *It should be borne in mind that, in accordance with the provisions of the Polish Commercial Companies and Partnerships' Code, challenging of a decision may result in its annulment or invalidation. And therefore, the purposefulness of challenging resolutions that do not contain significant contents, formulated predominantly to enable the challenging of these resolutions, is doubtful.* *The above presented reasons substantiate the non-application by the Company of the Principle No 16.*

17	Written statements made by a participant at a general meeting are recorded in the minutes at the participant's request.	**YES**	
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The supervisory board submits a concise evaluation of the company's standing to the general meeting every year. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the contents before the annual general meeting.	**YES**	
19	A member of the supervisory board should have the relevant education, the appropriate professional and practical experience, be of high moral standing and be able to devote the time required to perform his supervisory board function properly. Supervisory board candidature should be announced and supported by reasons sufficiently detailed to enable an informed choice to be made	**NO**	*Candidate nominees to the Supervisory Board are put forward with a detailed justification in a manner ensuring their deliberate election at a General Meeting of Shareholders.* *However, it must be kept in mind that the Principle No 19 refers to notions which are imprecise and vaguely formulated, and so allow quite a broad and free interpretation. Due to the above reasons, applying this principle in practice and its incorporation into the Company's internal regulations is highly difficult.* *Three members of Orbis S.A. Supervisory Board are Company's employees elected on the basis of the provisions of the Act on Commercialization and Privatization of State-Owned Enterprises and the Company's Statutes.* *In case of Orbis S.A. Supervisory Board members elected from amongst employees, their election is conducted by way of direct, secret and general vote.*

			The result of the vote is binding upon the General Meeting.
20	a) At least half the members of the supervisory board should be independent members, subject to point (d) below. Independent members of the supervisory board should not have relations with the company and its shareholders or employees which could significantly affect the independent member's ability to make impartial decisions. b) Detailed independence criteria should be laid down in the company's statutes. c) Without the consent of the majority of independent supervisory board members, no resolutions should be adopted on the following issues: • performances of any kind by the company and any entities associated with the company in favor of management board members; • consent to the execution by the company or a subsidiary of a key agreement with an entity associated with the company, a member of the supervisory board or management board, or with their associated entities; and • appointment of an auditor to audit the company's financial statements. (d) In companies where one shareholder holds a block of shares carrying over 50% of all voting rights, the supervisory board should consist of at least two independent members, including an independent chairman of the audit committee, should such a committee be set up.	**NO**	*In accordance with the Orbis S.A. Statutes, the Supervisory Board consists of 10 members. The Statutes of the Company provide for the employees' right arising under the Act on Commercialization and Privatization of State-Owned Enterprises to appoint three Supervisory Board members. This right is exercised in a separate voting, the results of such voting being binding upon the General Meeting of Shareholders. The remaining vacancies in the Supervisory Board are filled in the manner stipulated in the Company's Statutes and the Polish Commercial Companies and Partnerships' Code. The Statutes of Orbis S.A. do not specify any independency criteria for Supervisory Board members.* *Under the present circumstances, compliance by Orbis S.A. with the Principle No 20 is problematical. Despite a change in the wording, its implementation would still be difficult to reconcile with the principle of proportional protection of interest of Orbis S.A. individual shareholders. Orbis S.A. declared application of numerous principles of corporate governance which ensure a professional and unbiased functioning of the Supervisory Board.*
21	A supervisory board member should, above all, keep the company's interests in mind.	**YES**	

22	Supervisory board members should take the relevant action to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on any risks related to the business and ways of managing such risks.	**YES**	*In principle, the wording of the Principle No 22 reiterates the provisions of the Polish Commercial Companies and Partnerships' Code in accordance with which the Supervisory Board exercises supervision over the Company's operations in all the areas of its activities. It should also be pointed that – as a principle – the Supervisory Board performs its duties collectively. Therefore, the wording of the Principle No 22 is not completely clear.*
23	A supervisory board member should inform the other members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on any resolution on the issue in respect of which the conflict of interest has arisen.	**NO**	*The text of the Principle No 23 does not define the notion of „conflict of interest". It is, therefore, understood by the Company as a wide notion, pertaining to various facets and relations, from which such a conflict may result. The Company is of the opinion that in the case where at least one of the shareholders holds a major block of shares and there are members of the Supervisory Board who are related to that shareholder, the conflict of interest of a corporate nature arising out of that type of relations is of an immanent nature. The same applies in the case of Orbis S.A. The existence of that type of conflict of interest cannot, however, lead to non-participation of persons related to such shareholder in the works of the Supervisory Board.* *The Principle No 23 is adhered to in the Company in respect of conflict of interest of a personal character.* *The Principle No 23 cannot, however, be fully adhered to by the Company for reasons stated above.*

24	Information on a supervisory board member's personal, actual and organizational connections with a given shareholder, particularly with the majority shareholder, should be made publicly available. The company should have a procedure in place for obtaining such information from supervisory board members and for making it publicly available.	**NO**	*After electing a given person as a member of the Orbis S.A. Supervisory Board, the Company conveys the information, in the form of a current stock exchange report, within the scope required by regulations governing public trading in securities. Conveying information, as recommended in the Principle No 24 is not – in the opinion of the Company – possible due to a too general and imprecise wording concerning the relation between the member of the Supervisory Board and a shareholder.*
25	Supervisory board meetings should be accessible and open to management board members, save for issues which directly concern the management board or its members, especially the removal, liability and remuneration (of management board members).	**YES**	
26	A supervisory board member should make it possible for the management board to present publicly and in an appropriate manner information on the transfer or acquisition of shares in the company or in its dominant company or subsidiary and of transactions with such companies, provided that such information is relevant to his financial standing.	**NO**	*Provisions of the Regulation of Council of Ministers on Reporting Obligations of Companies precisely specify reporting obligations in respect of transactions concluded by, among others, members of the Supervisory Board. However, an imprecise and vaguely defined expression was applied in the Principle No 26 (the relevance of the transaction for the financial standing of a member of the Supervisory Board), which allows for quite a broad and free interpretation. The application of this principle in practice and its implementation in the Company's internal regulation is, for the above reasons, to a large extent rendered difficult.*
27	Supervisory board members' remuneration should be set on the basis of a set of transparent procedures and rules. The remuneration should be fair but should not constitute a significant cost item in the company's business or have a material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the management board. The total amount of all supervisory board members'	**NO**	*In accordance with the Company's internal regulations, the remuneration of members of the Supervisory Board is determined by shareholders by way of voting at the General Meeting.* *According to the assessment of the Company's Management Board, the Principle No 27 refers to notions which are imprecise and vaguely formulated,*

	remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it.		*which allows for quite a broad and free interpretation. Due to the above reasons, applying this principle in practice and its incorporation into the Company's internal regulations is highly difficult.* *The amount of aggregate as well as individual remuneration of all the Board members is disclosed in the annual report in accordance with the applicable legal regulations.*
28	The supervisory board should operate in accordance with its by-laws, which should be publicly available. The by-laws should stipulate that at least two committees should be set up: - audit, and - remuneration. The remuneration committee should consist of at least two independent members and at least one person possessing the relevant qualifications and experience in accounting and finance. The committee's tasks should be specified in the board by-laws. The committees should present reports on their activities to the supervisory board every year. The company should then make these reports available to its shareholders.	**NO**	*The Supervisory Board of the Company operates on the basis of the By-Laws adopted by itself, the contents of which are available to the public. As the Company cannot declare compliance with the Principle No 20, it is difficult to declare compliance with the Principle No 28. The Supervisory Board By-laws do not presently provide for the election of standing committees within the Supervisory Board.*
29	The agenda of a supervisory board meeting should not be amended or supplemented during the meeting to which it relates. This requirement does not apply if all the supervisory board members are present and agree to the amendment or supplementation, and if certain actions have to be taken by the supervisory board to protect the company against damage and in the case of a resolution assessing whether there is a conflict of interests between a supervisory board member and the company.	**NO**	*Rules concerning fixing of the agenda for Supervisory Board meetings are defined in the Supervisory Board By-Laws. Accordingly, invitation to the meeting along with the agenda is sent at least 7 days in advance, unless all the members of the Supervisory Board agree to shorten this time limit. This principle may be deviated from if all members of the Supervisory Board are present at the meeting and grant their consent for the adoption of important resolutions. In the Company's opinion, the term referring to the lack of the possibility to "amend" the agenda may also be interpreted as lack of opportunity to give up consideration of a particular item on the agenda which, in certain cases, could hamper the functioning*

			of the Supervisory Board. *On the other hand, a very general statement concerning the necessity to take actions to protect the Company against damage, allows for a far too free interpretation of such a situation and may in practice lead to disputes connected with the proper understanding of contents of the Principle No 29.*
30	A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit detailed reports on the performance of his task to the supervisory board.	**NO**	*Supervisory tasks performed by a member of the Supervisory Board, referred to in the Principle No 30, cannot replace the supervisory duties vested in the Supervisory Board. Provisions of the Polish Commercial Companies and Partnerships' Code empower particularly the member of the Supervisory Board delegated to exercise permanent supervision to participate in meetings of the Management Board in the advisory capacity. The Code does not contain any provisions concerning the obligation to report on the performance of tasks by members of the Supervisory Board. The regulation, as proposed in the Principle No 30, may in practice lead to the assessment – by the Supervisory Board - of the supervision exercised by a delegated member. It seems that in accordance with provisions of the Polish Commercial Companies and Partnerships' Code, such an assessment may be made exclusively by shareholders who have designated that member of the Supervisory Board to exercise individual supervision. There is no precise definition of how the term "detailed nature" of reports should be understood.* *Consequently, the application of that principle may lead to doubts as to the scope of responsibilities of a delegated person and the manner of exercising the supervision.*
31	A supervisory board member should not resign from his function during his term of office if this would make it impossible for the board to function, particularly if it	**YES**	

	could hinder the timely adoption of an important resolution.		
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	With the company's interests in mind, the management board sets out the strategy and the main objects of the company's operations and submits them to the supervisory board. The management board is responsible for implementation and performance. The management board sees that the company's management system is transparent and effective and that its business is conducted in accordance with legal regulations and best practice.	**YES**	
33	When making decisions on corporate issues, management board members should act within the limits of justified business risk, i.e. after considering all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. When determining the company's interests, the long-term interests of the company's shareholders, creditors and employees should be kept in mind, as well as those of other entities and persons cooperating with the company, also the interests of the local community.	**YES**	
34	In transactions with shareholders and other persons whose interests affect those of the company, the management board should act with the utmost care to ensure that the transactions are carried out at arm's length.	**YES**	*The application of this principle concerns transactions with shareholders who have disclosed the fact that they are holding the Company's shares as at the date of execution of the transaction. For the Management Board of the Company, information*

			made public in a manner prescribed by the provisions of the law represents the basic source of knowledge in that respect.
35	A management board member should always be loyal to the company and avoid actions which could lead to the advancement of his own material interests only. If a management board member receives information about the opportunity to make an investment or another advantageous transaction relating to the company's objects, he should put this information immediately before the management board to be reviewed in terms of the company taking advantage of it. Such information may only be used by a management board member or passed on to a third party with the consent of the management board and only if it does not infringe on the company's interests.	**YES**	*The Company points out that violation of the wording of the Principle No 35 is not only reprehensible from the point of view of corporate ethic but breaches upon legal norms as well.*
36	A management board member should treat his shares in the company and its dominant companies and subsidiaries as a long-term investment.	**YES**	
37	Management board members should inform the supervisory board whenever a conflict of interests arises, or if there is a risk of a conflict of interests arising in connection with the function performed.	**YES**	
38	The remuneration of management board members should be set on the basis of transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to business results, and be related to the scope of liability in a given function, taking into account the level of remuneration of members of management boards in similar companies on a similar market.	**YES**	

39	The total amount of all management board members' remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it. If the amount of the remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.	**NO**	*It must be mentioned that section of the Principle No 39 relating to disclosure of the value of individual remunerations complies with the provisions contained in the Regulation of the Council of Ministers dated March 21, 2005, concerning Periodical and Current Information to be Disclosed by Securities' Issuers.* *In accordance with § 102 section 6 point 16) of the said regulation, in the case of securities' issuers who pursue a business in the field of manufacturing, construction, commerce or provide services, their annual report should contain information concerning the value of remunerations, awards or benefits … (in cash, in-kind or in any other form), paid out, due to be paid, or potentially due, separately in respect of each of persons managing or supervising the issuer in the company of the issuer, regardless of whether they have been charged to costs or resulted from distribution of profits. If the issuer is a controlling ("dominant") company or a major investor, the information concerning the value of remuneration or awards received as a result of performing functions in the governing bodies of subsidiaries must be stated separately. The duty to disclose information about the value of remuneration is considered fulfilled, if this information is specified in the financial statements. In such case, the annual report should contain a reference to an exact location of this information in the financial statements.* *The Principle No 39 additionally requires publishing an explanation, if amounts of remuneration paid to individual members of the Management Board differ significantly. It must be emphasized that the wording "significantly" may give rise to doubt and cause difficulties in its interpretation in practice.* *The remaining duties arising from the wording of the*

			Principle No 39 may also give rise to doubt, particularly the information on procedures and principles according to which the remuneration of Management Board members is being determined, since disclosure of such information may too deeply intrude upon the organizational structure of the Company. *To conclude, it seems that the duties arising from the above-mentioned Regulation issued by the Council of Ministers provide a sufficient information for investors as regards the value of the Management Board's remuneration.*
40	The management board should lay down in the by-laws principles and procedures for operating and allocating powers. These principles should be clear and generally available.	**YES**	
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS			
41	When selecting an auditor, the company should ensure that he will perform the tasks entrusted to him independently.	**YES**	*The Company applies a general procedure aimed at ensuring independence of external entities performing certain services for the Company, including the services of a licensed auditor.* *The entity providing the services of a licensed auditor files a declaration that it complies with the statutory criteria of impartiality and independence prior to commencing the audit of the Company's financial statements and after the end of such an audit.*
42	In order to ensure an independent opinion, the company should change its auditor once every five years at the least. The change of auditor should also	**YES**	*The Management Board declares to adhere to this principle The Principle No 42 is followed in practice in*

	be understood as a change in the individual carrying out the audit. Additionally, over a long period of time the company should not use the services of the same auditing entity.		*the Company.*
43	The auditor should be selected by the supervisory board on the recommendation of the audit committee, or by the general meeting on the recommendation of the supervisory board containing the audit committee recommendation. If an auditor other than the one recommended by the audit committee is chosen by either the board or the general meeting, detailed reasons should be given. Information on the selection of an auditing entity together with the relevant justification should be disclosed in the annual report.	**NO**	*According to the provisions of the Company's Statutes, the powers of the Supervisory Board include the selection of the entity to perform the services of a licensed auditor. Since the Company has not declared to apply the Principle No 20, the Company cannot formally declare compliance with this principle.*
44	The current auditor or the auditor auditing the annual accounts of the company or its subsidiaries in the period under examination cannot act as a special purpose auditor for the same company.	**YES**	*The Management Board of the Company has declared compliance with this principle. Moreover, the Company adheres to a principle whereby the entity providing the services of a licensed auditor may not at the same time provide other services to the Company, unless a proper governing body of the Company grants its consent.*
45	A company should acquire its own shares in such a way that no group of shareholders is privileged.	**YES**	
46	The company's statutes, its basic internal regulations, information and documents related to general meetings, and its financial statements should be made available in the company's registered office and on its website.	**YES**	
47	A company should have appropriate media relations procedures and regulations and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with	**YES**	

	legal regulations and to safeguard its interests, make information on its current operations and business standing available to media representatives and allow them to attend general meetings.		
48	In its annual report, a company should include a statement to the effect that corporate governance standards are applied. Any departure from these standards should also be publicly explained.	**YES**	*The application of the Principle No 48 may in practice be difficult as the date of submitting the annual report is prescribed by the regulations governing public trading in securities and is dependent upon the receipt of an opinion issued by an entity authorized to audit the financial statements by the Company. It should, on the other hand, be pointed out that the filing of a declaration is connected with a necessity to follow corporate procedures applicable in the Company that may come to an end by July1 of a given year. In the light of the above, the final wording of the annual declaration of the Company concerning the compliance with principles of corporate governance may be presented in a current report.*

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